December 28, 2012

Re:	Kosmos Energy Ltd. (the “Company”) Form 10-K for the Fiscal Year ended December 31, 2011 (the “Form 10-K”) Filed March 1, 2012 File No. 001-35167

Mr. Ethan Horowitz
Accounting Branch Chief
Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549-4628

Dear Mr. Horowitz:

This letter is in response to your letter dated December 5, 2012.  We have set forth your comments followed by the Company’s response.

Form 10-K for Fiscal Year Ended December 31, 2011

Financial Statements

Consolidated Statements of Operations, page 103

1.              We note your response to comments 2 and 3 in our letter dated September 21, 2012. We believe presentation of pro forma earnings per share (“EPS”) information on the face of the Consolidated Statements of Operations in your Form 10-K is not appropriate. Please amend to remove this presentation. Additionally, note the guidance per FASB ASC 260-10-15-2 requires the presentation of historical EPS information for all entities that have issued common stock which is traded in a public market. Please amend to disclose basic and diluted EPS amounts for each of the years for which financial statements are presented on the face of the Consolidated Statements of Operations. Refer to FASB ASC 260-10-55-17 and SAB Topic 4C for additional guidance. Finally, please note that this comment also applies to your reports on Form 10-Q filed for periods subsequent to your year ended December 31, 2011.

Prior to our Corporate Reorganization as described on page 45 of our Annual Report on Form 10-K for the year ended December 31, 2011 (the “Corporate Reorganization”), which occurred in connection with our initial public offering (“IPO”), Kosmos Energy Holdings (“KEH”) was the corporate parent for our business and was governed by the terms of the Fourth Amended and Restated Operating Agreement(1) (the “Operating Agreement”).  KEH elected to be classified as a partnership for U.S. Federal Income Tax purposes(2).  As such, separate capital accounts were established and maintained for investments made by each holder of a common or Convertible Preferred unit (collectively, the “Unitholders”) in KEH.  The capital accounts were maintained by type of unit, with increases recorded to each capital

(1) Filed as Exhibit 3.4 to the Company’s Form S-1/A filed on March 30, 2011.

(2) Section 12.2 of the Operating Agreement.

Kosmos Energy Ltd.

c/o Kosmos Energy, LLC 8176 Park Lane, Suite 500 Dallas, Texas 75231 Phone 214-445-9600 Fax 214 363 9024

account for the amount of cash or property contributed to KEH by the Unitholder and for any allocations of gain or profits, and decreases to the capital account for any distributions or allocation of incurred losses to the Unitholder(3).  Any such allocations or distributions were made in accordance with the contractual terms of the Operating Agreement.

KEH’s equity structure prior to the Corporate Reorganization consisted of the following interests, which had associated rights and obligations as set forth in the Operating Agreement:

•                  Convertible Preferred Units — Three series of these units (Series A, B and C, collectively the “Convertible Preferred Units”) were issued to investors in KEH in exchange for cash investments at various points in time.  Features of the Convertible Preferred Units included the following:

•                  All of the Convertible Preferred Units were participating units with full voting rights and had preferential treatment in bankruptcy over the common units and any other common equity interests that might be issued by KEH.

•                  All of KEH’s distributions, funds received in a liquidation event, or issuance of common units on conversion were required to be first put toward satisfying the face value of the Convertible Preferred Units plus any associated accretion.  Once the face value and the associated accretion was returned to the Convertible Preferred Unit holders, the Convertible Preferred Units then participated in further distributions in a similar manner to a common unit with a $0.00 threshold value (as discussed further below).  Remaining distributions, or liquidation funds, if any, were then available to both Convertible Preferred Unit and common unit holders.

•                  Upon the completion of a Qualified Public Offering, as defined in the Operating Agreement, of the Company, each outstanding Convertible Preferred Unit was exchangeable into cash or common shares of the IPO Corporation, at the election of the unitholder, based on the accreted value of the Convertible Preferred Units plus any participation in further distributions beyond the accreted value.  Other than on the completion of a Qualified Public Offering, the Convertible Preferred Units could be converted only on the occurrence of a capital reorganization of KEH, or the merger or consolidation of KEH into another entity(4).

•                  The holders of the Convertible Preferred Units were entitled to vote on all matters submitted to a vote of Members or unitholders of the Company(5).

•                  Because the Company could not solely control the type of consideration issuable on the exchange of the Convertible Preferred Units and Convertible Preferred Unit holders controlled the Company’s Board of Directors, these units were classified in the mezzanine section of the balance sheet in the historical financial statements for periods prior to the Corporate Reorganization.

•                  Common Units — Common units were composed of the management units issued to founding members of KEH, profits units issued as equity-based compensation to members of management and other employees of the Company, and C1 units issued

(3) Section 6.5 of the Operating Agreement.

(4) Section 4 of Exhibits B-1, B-2 and B-3 to the Operating Agreement.

(5) Section 5 of Exhibits B-1, B-2 and B-3 to the Operating Agreement.

to unitholders of the Series C Convertible Preferred Units.  Features of the Common Units included the following:

•                  The common units were profit interests(6) that provided the unitholders the ability to participate in the future profits of KEH.  The management units were issued to the founding members of KEH and the associated capital contributions were recorded in their capital accounts; however, the capital balance for each management unit had been reduced to zero, due to the allocation of prior losses, before the historical financial statement periods presented in the Company’s Form 10-K for the year ended December 31, 2011.  Profit units were granted and C1 units were issued without requiring the contribution of capital.  Common unitholders had the right to participate in distributions or liquidation, or to receive common shares in an event such as the Corporate Reorganization, but only to the extent the Convertible Preferred Units had received the face value of the preferred instrument plus required accretion. If such return was achieved by the Convertible Preferred Unit holders, the common unit holders could participate based on their associated threshold values. These threshold values ranged from $0.00 to $90.00.

The threshold values required that certain per share valuations be achieved before the common units had any claim on any assets of the Company or the right to participate in any distribution.  For example, a common unit with a $0.00 threshold value would participate in a distribution or liquidation or conversion to, or exchange into, common shares of an IPO Corporation only if the Convertible Preferred Unit holders had received the face value of the preferred instrument plus required accretion.  A common unit with a threshold value of $90 per unit would participate or convert or exchange only if the holders of the Convertible Preferred Units had received the accreted value of such unit plus a per unit value of at least $90 per unit.

•                  As defined by the Operating Agreement, the common units were profit interests and only participated in profits above certain thresholds.  During all periods presented in the historical financial statements, no amounts were recorded in the common units’ capital accounts (i.e. the common units had a capital account balance of zero).  Accordingly, the losses experienced by the Company prior to the Corporate Reorganization were not allocable to the common units, as the Operating Agreement provided that no losses could be allocated to a Unitholder to the extent that such allocation would cause the Unitholder to have a deficit balance in its capital account(7).

•                  The profit units did not have voting rights(8). Holders of other common units were entitled to vote in conjunction with the Convertible Preferred unit holders. Additionally, profit units granted to management and other employees were issued subject to vesting based on employee service.  During the periods presented in our consolidated financial statements prior to our Corporate Reorganization, certain of these management and employee profits units were vested and unvested.

(6) The threshold values of the common units were generally determined such that the common units would constitute a “profits interest” within the meaning of IRS Revenue Procedures 93-27 and 2001-43.

(7) Section 7.2 (b) of the Operating Agreement.

(8) Section 8.3 (h)(i) of the Operating Agreement.

•                  As these units were meant to provide a mechanism for holders to participate in capital appreciation of the Company, common units held by management and employees generally could be repurchased for negligible value from any individual that ceased to be employed by the Company.

Under the contractual terms of the Operating Agreement, the common unit holders had no obligation to absorb losses of the Company during periods prior to the completion of the Corporate Reorganization. Rather, the common units provided the holders of such units a claim on the assets or any income of the Company only after the claims of Convertible Preferred Unit holders had been satisfied.  As such, these units were only a mechanism to share in capital appreciation of the Company in certain circumstances.  Because these units were not the most subordinated unit of the Company, we believe they were not common stock, but were potential common stock, as defined by ASC 260.  However, as further discussed below, even if one were to conclude that the common units should be regarded as common stock as defined by ASC 260, we believe that such units should be excluded from any EPS calculation.

In essence, the equity of the Company prior to the IPO was comprised of the Convertible Preferred Units.  The Convertible Preferred Units absorbed all losses, and accordingly were the most subordinate equity interests outstanding, during the periods prior to the Corporate Reorganization.  However, these units were not classified as permanent equity in the historical balance sheets and were not common stock as defined by ASC 260, due to their preference rights.  The Convertible Preferred Units were potential common stock as defined by ASC 260.

SAB Topic 4C provides that a capital structure change due to a stock dividend, stock split or reverse split which occurs after the date of the latest reported balance sheet but before the release of the financial statements or the effective date of the registration statement, whichever is later, must be given retroactive effect in the balance sheet.

We do not believe that the guidance contained in SAB Topic 4C is applicable in our situation as the Corporate Reorganization — in which common shares of Kosmos Energy Ltd. were exchanged for the then outstanding common and preferred units of KEH — does not constitute a stock dividend, stock split or reverse stock split. The number of common shares issued in the Corporate Reorganization was based on the valuation of KEH on such date.  The number of shares that would have been issued, and the allocation of those shares to the various Unitholders, at any other earlier date would have differed, as would have the allocation of earnings to the various unit classes, as the valuation of KEH would have differed.  Accordingly we believe it is not appropriate, and would be misleading, to give retroactive effect to the Corporate Reorganization in a manner similar to a stock split or stock dividend in the historical financial statements of the Company. To do so would not be consistent with the terms of the instruments outstanding during those periods, and would not be consistent with the accounting for the Corporate Reorganization in the Consolidated Statements of Shareholders’ Equity/Unit Holdings Equity in the historical financial statements.

We agree that ASC 260-10-15-2 requires the presentation of EPS for all public entities that have issued common stock or potential common stock.  However, we were and remain unable to calculate historical basic and diluted net loss per common unit prior to the consummation of our initial public offering because no units would be included in the denominator of any calculation for the following reasons:

•                  Basic EPS — Net losses were recorded by the Company in all periods prior to the date of the Corporate Reorganization.  As discussed above, under the terms of the Operating Agreement, none of the Company’s losses during these periods were allocable to the common units (all were allocable to the Convertible Preferred Units), and the units do not represent common stock as defined by ASC 260.  Additionally, we have considered whether the Convertible Preferred Units participate in earnings and losses in a manner akin to common shares.  The Convertible Preferred Units do participate, but allocating all of the losses to those units means that there is no amount to present for basic EPS since the Convertible Preferred Units are not common stock.

However, even if one were to conclude that the common units should be regarded as common stock as defined by ASC 260, we believe that the units should be excluded from basic EPS based on an analogy to ASC 260-10-45-68, which provides that participating securities should be included in the computation of basic EPS in periods of net loss only if, based on the contractual terms, the security has the contractual obligation to share in the losses.  Because the common units had no such contractual obligation, we believe the units would be excluded from any basic EPS calculation.

•                  Diluted EPS — The Convertible Preferred Units were convertible only upon the occurrence of certain defined events, as discussed above.  As these units were convertible only upon a contingency that was not based on our stock price, we believe these units would be excluded from any diluted EPS computation until the beginning of the interim period in which the conditions for conversion are satisfied (in our case, the second quarter of 2011 when our IPO occurred), consistent with the provisions of ASC 260-10-45-48 and -54.

This is consistent with the view expressed in Section 4.7.1 of the Ernst & Young Financial Reporting Developments publication Earnings Per Share on how the if-converted method should be applied to such instruments, stating “… the if-converted method generally should be applied only if the necessary conditions have been satisfied by the end of the period by using the number of shares, if any, that would be issuable if the end of the reporting period were the end of the contingency period. This view is consistent with the guidance on contingently issuable shares as discussed in section 4.8.”  Section 4.8 states “Under ASC 260, contingently issuable shares are treated differently for basic and diluted EPS. … shares issuable for little or no cash consideration upon the satisfaction of certain conditions should be included in the computation of basic EPS as of the date that all necessary conditions have been satisfied (i.e., when the issuance of shares is no longer contingent). However, when all the necessary conditions have been satisfied, those shares should be included in the denominator of the diluted EPS calculation as of the beginning of the interim period in which the conditions are satisfied or as of the inception date of the contingent stock arrangement, if later.  Prior to the end of the contingency period, the number of contingently issuable shares included in diluted EPS is based on the number of shares, if any, that would be issuable under the terms of the arrangement if the end of the reporting period were the end of the contingency period, assuming the result would be dilutive.”

Additionally, although the common units are also potential common stock, there would be no diluted earnings per share attributable to them because of the lack of contractual obligation to share in the losses incurred by the Company in the periods prior to the Corporate Reorganization.

ASC 260-10-55-17 indicates when common shares are issued in reorganizations, “EPS computations shall be based on analysis of the particular transaction and the provisions of the Subtopic.”  Consistent with ASC 260-10-55-17, we have analyzed the provisions of ASC 260 as it relates to the issuance of common shares in the Corporate Reorganization, giving particular attention to the objective of ASC 260 - to measure the performance of an entity attributable to each share of common stock outstanding during the reporting period (Basic

EPS) and to each common share that would have been outstanding assuming the issuance of common shares for all dilutive potential common shares outstanding during the reporting period (Diluted EPS). For the reasons discussed previously, we do not believe that this is possible based on the existing capital structure prior to our Corporate Reorganization.

Because it was not consistent with the terms of the instruments to give retroactive effect to the Corporate Reorganization for purposes of computing EPS, as we discussed in our response letter dated September 28, 2012, when preparing our financial statements for the year ended December 31, 2011 and the associated quarterly periods during 2011, we considered whether, and if so how, earnings per share should be presented in our historical financial statements.  We acknowledge the GAAP requirement to present historical EPS.  However, in consideration of the guidance referenced in our previous response letter dated September 28, 2012 and the fact that no common unit of ownership existed prior to the date of the Corporate Reorganization, we concluded that the presentation of pro forma basic and diluted earnings per share information, to give effect to the Corporate Reorganization as if it had occurred as of January 1, 2011, presented information that is more meaningful to our investors than an EPS number that was limited to the post-IPO period.  We believe this presentation meets the objective of measuring the performance of the entity over the reporting period in a way that gives meaningful information to our shareholders.

2.              We note your response to comment 4 in our letter dated September 21, 2012. As we requested in our previous comment, please provide a statement regarding the computation of earnings per share as required under Item 601(B)(11) of Regulation S-K.

Please refer to our response to comment #1 above.  Because we believe that earnings per share is not applicable to the periods prior to the date of the Corporate Reorganization, we do not believe that the requested statement is required.

To the extent that you have any questions regarding the response contained in this letter, please do not hesitate to contact me at (214) 445-9600.

Sincerely,

/s/ W. Greg Dunlevy
W. Greg Dunlevy
Executive Vice President and
Chief Financial Officer

cc:	Brian F. Maxted
Richard D. Truesdell, Jr., Esq.